SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INTERIM RESULTS:

Attached is the registrant’s unaudited semi-annual consolidated financial information, prepared on the basis of accounting principles generally accepted in the United States.

This interim information corresponds to a significant part of the registrant’s semi-annual report which the registrant filed on December 16, 2005 with the Ministry of Finance of Japan and each stock exchange in Japan on which securities of the registrant are listed. This semi-annual report was filed pursuant to the Securities and Exchange Law of Japan and includes, inter alia, consolidated financial information of the registrant for the first half of the fiscal year ending March 31, 2006. Most of the contents of the report have already been reported by the registrant in its press release dated November 9, 2005 a copy of which was furnished under cover of Form 6-K on November 9, 2005 by the registrant.

We have made forward-looking statements in this Form 6-K, all of which are subject to risks and uncertainties. These forward-looking statements contain information concerning possible or assumed business performance or achievement. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Important factors that could cause the actual performance or achievement to differ materially from those set forth in the attachment are identified in NTT’s various filings with the Unites States Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the actual results will not vary significantly from projected results.

The attached financial information is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Investor Relations Office
Department IV

Date: December 16, 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2005	September 30, 2005	September 30, 2005
ASSETS

Current assets:
Cash and cash equivalents	¥1,381,959	¥1,138,281	$10,073
Short-term investments	264,455	313,124	2,771
Notes and accounts receivable, trade	1,846,176	1,613,175	14,276
Allowance for doubtful accounts	(35,912)	(37,561)	(332)
Inventories	284,826	342,196	3,028
Prepaid expenses and other current assets	453,173	414,311	3,666
Deferred income taxes	321,936	266,295	2,357

Total current assets	4,516,613	4,049,821	35,839

Property, plant and equipment (Notes 1 and 3):
Telecommunications equipment	13,945,449	14,208,168	125,736
Telecommunications service lines	12,865,704	12,989,043	114,947
Buildings and structures	5,602,881	5,632,761	49,848
Machinery, vessels and tools	1,918,728	1,935,152	17,125
Land	837,103	846,711	7,493
Construction in progress	258,455	348,443	3,084

	35,428,320	35,960,278	318,233
Accumulated depreciation	(24,947,768)	(25,501,395)	(225,676)

	10,480,552	10,458,883	92,557

Investments and other assets:
Investments in affiliated companies (Notes 1, 4 and 11)	178,033	241,689	2,139
Marketable securities and other investments (Note 5)	438,159	466,270	4,126
Goodwill (Note 9)	320,536	333,033	2,947
Other intangibles, net	1,329,631	1,322,392	11,703
Other assets	707,543	702,146	6,214
Deferred income taxes	1,127,517	1,075,485	9,517

	4,101,419	4,141,015	36,646

	¥19,098,584	¥18,649,719	$165,042

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2005	September 30, 2005	September 30, 2005
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	¥422,886	¥564,722	$4,998
Current portion of long-term debt	779,198	976,305	8,640
Accounts payable, trade	1,465,229	1,030,244	9,117
Accrued payroll	493,935	384,255	3,401
Accrued interest	18,200	13,486	119
Accrued taxes on income	115,084	200,342	1,773
Accrued consumption tax	16,034	33,565	297
Advances received	67,389	81,750	723
Other	301,624	393,944	3,486

Total current liabilities	3,679,579	3,678,613	32,554

Long-term liabilities:
Long-term debt	4,323,751	4,087,072	36,169
Obligations under capital leases	187,845	113,833	1,007
Liabilities for employees’ severance payments	1,861,073	1,860,718	16,467
Other	548,464	531,004	4,699

	6,921,133	6,592,627	58,342

Minority interest in consolidated subsidiaries	1,729,269	1,792,472	15,863

Shareholders’ equity:
Common stock, no par value -
Authorized - 61,929,209 shares Issued -
15,741,209 shares at March 31 and September 30, 2005	937,950	937,950	8,300
Additional paid-in capital (Note 9)	2,799,828	2,841,100	25,142
Retained earnings	3,334,866	3,620,780	32,042
Accumulated other comprehensive income (loss)	63,066	92,947	823
Treasury stock, at cost – 801,451 shares at March 31, 2005 and 1,918,768 shares at September 30, 2005	(367,107)	(906,770)	(8,024)

	6,768,603	6,586,007	58,283

Contingent liabilities (Note 11)
	¥19,098,584	¥18,649,719	$165,042

	Yen		U.S. dollars (Note 2)
	March 31, 2005	September 30, 2005	September 30, 2005
Per share of common stock:
Net assets	¥453,059.74	¥476,472.06	$4,216.57

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2004	2005	2005
Operating revenues:
Fixed voice related services	¥1,800,977	¥1,701,200	$15,055
Mobile voice related services	1,614,945	1,580,627	13,988
IP/packet communications services	876,012	947,472	8,384
Sale of telecommunications equipment	353,824	283,721	2,511
System integration	388,101	402,884	3,565
Other	287,760	315,579	2,793

	5,321,619	5,231,483	46,296

Operating expenses (Note 8):
Cost of services (exclusive of items shown separately below)	1,092,651	1,063,389	9,411
Cost of equipment sold (exclusive of items shown separately below)	622,036	573,731	5,077
Cost of system integration (exclusive of items shown separately below)	241,327	247,553	2,191
Depreciation and amortization	1,052,720	1,023,598	9,059
Impairment loss (Note 3)	—	3,434	30
Selling, general and administrative expenses	1,525,058	1,556,395	13,773

	4,533,792	4,468,100	39,541

Operating income	787,827	763,383	6,755

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(48,889)	(37,829)	(335)
Interest income	12,535	15,822	140
Gains on sales of investments in affiliated company (Note 4)	—	61,962	549
Others, net	22,687	30,304	268

	(13,667)	70,259	622

Income (loss) before income taxes	774,160	833,642	7,377

Income tax expense (benefit):
Current	201,507	197,480	1,747
Deferred	102,561	137,371	1,216

	304,068	334,851	2,963

Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	470,092	498,791	4,414
Minority interest in consolidated subsidiaries	(128,011)	(148,338)	(1,313)
Equity in earnings (losses) of affiliated companies (Note 4)	2,473	(19,720)	(174)

Net income (loss)	¥344,554	¥330,733	$2,927

	Shares or yen		U.S. dollars (Note 2)
	2004	2005	2005
Per share of common stock:
Weighted average number of shares outstanding	15,740,969	14,805,270
Net income (loss)	¥21,889.00	¥22,338.87	$197.69
Cash dividends	¥3,000.00	¥3,000.00	$26.55

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2004	2005	2005
Common stock:
At beginning of period	¥937,950	¥937,950	$8,300

At end of period	937,950	937,950	8,300

Additional paid-in capital:
At beginning of period	2,722,092	2,799,828	24,777
Increase in interest of investee (Note 9)	59,295	41,272	365

At end of period	2,781,387	2,841,100	25,142

Retained earnings:
At beginning of period	2,710,805	3,334,866	29,512
Appropriations -
Cash dividends	(39,354)	(44,819)	(397)
Net income (loss)	344,554	330,733	2,927
Other	452	—	—

At end of period	3,016,457	3,620,780	32,042

Accumulated other comprehensive income (loss):
At beginning of period	27,129	63,066	558
Other comprehensive income (loss)	31,802	29,881	265

At end of period	58,931	92,947	823

Treasury stock, at cost:
At beginning of period	(4)	(367,107)	(3,248)
Net change in treasury stock	(271)	(539,663)	(4,776)

At end of period	(275)	(906,770)	(8,024)

Shareholders’ equity at end of period	¥6,794,450	¥6,586,007	$58,283

Summary of total comprehensive income (loss):
Net income (loss)	¥344,554	¥330,733	$2,927
Other comprehensive income (loss)	31,802	29,881	265

Comprehensive income (loss)	¥376,356	¥360,614	$3,192

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2004	2005	2005
Cash flows from operating activities:
Net income (loss)	¥344,554	¥330,733	$2,927
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	1,052,720	1,023,598	9,059
Impairment loss (Note 3)	—	3,434	30
Deferred taxes	102,561	137,371	1,216
Minority interest in consolidated subsidiaries	128,011	148,338	1,313
Loss on disposal of property, plant and equipment	72,167	42,817	379
Gains on sales of investments in affiliated company (Note 4)	—	(61,962)	(549)
Equity in (earnings) losses of affiliated companies (Note 4)	(2,473)	19,720	174
(Increase) decrease in notes and accounts receivable, trade	187,401	238,197	2,108
(Increase) decrease in inventories	(67,751)	(57,288)	(507)
(Increase) decrease in other current assets	(24,609)	37,894	335
Increase (decrease) in accounts payable, trade and accrued payroll	(398,277)	(398,689)	(3,528)
Increase (decrease) in accrued consumption tax	(22,994)	17,391	154
Increase (decrease) in accrued interest	(2,577)	(4,997)	(44)
Increase (decrease) in advances received	9,492	13,880	123
Increase (decrease) in accrued taxes on income	(107,823)	85,222	754
Increase (decrease) in other current liabilities	39,930	55,555	492
Increase (decrease) in liabilities for employees’ severance payments, net of deferred pension costs	9,434	1,517	13
Increase (decrease) in other long-term liabilities	(22,069)	(13,644)	(121)
Other	(26,187)	(19,557)	(173)

Net cash provided by operating activities	1,271,510	1,599,530	14,155

Cash flows from investing activities:
Payments for property, plant and equipment	(873,972)	(909,901)	(8,052)
Proceeds from sale of property, plant and equipment	25,046	12,823	113
Payments for purchase of non-curent investments	(5,587)	(114,940)	(1,017)
Proceeds from sale of non-current investments (Note 9)	32,937	38,130	337
Payments for purchase of short-term investments	—	(250,344)	(2,215)
Proceeds from redemption of short-term investments	—	201,065	1,779
Acquisition of intangible and other assets	(213,039)	(187,508)	(1,659)

Net cash used in investing activities	¥(1,034,615)	¥(1,210,675)	$(10,714)

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2004	2005	2005
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥195,200	¥194,416	$1,721
Payments for settlement of long-term debt	(342,805)	(249,382)	(2,207)
Dividends paid	(39,354)	(44,819)	(397)
Payments to acquire treasury stock	(271)	(539,663)	(4,776)
Payments for acquisition of subsidiary stocks from minority shareholders (Note 9)	(20,804)	(22,321)	(197)
Net increase (decrease) in short-term borrowings and other	(14,757)	23,872	211

Net cash provided by (used in) financing activities	(222,791)	(637,897)	(5,645)

Effect of exchange rate changes on cash and cash equivalents	2,433	5,364	47

Net increase (decrease) in cash and cash equivalents	16,537	(243,678)	(2,157)
Cash and cash equivalents at beginning of period	1,431,421	1,381,959	12,230

Cash and cash equivalents at end of period	¥1,447,958	¥1,138,281	$10,073

Cash paid during the period for:
Interest	¥50,955	¥42,078	$372

Income taxes, net	¥294,200	¥29,193	$258

Noncash investing and financing activities:
Acquisition of shares from sale of an investment	¥16,711	—	—

Capital lease obligations incurred during the period	¥9,011	¥7,469	$66

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by Section 81 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Japanese Ministry of Finance Ordinance No. 24, 1999), the accompanying consolidated balance sheets at March 31 and September 30, 2005 and the consolidated statements of income, shareholders’ equity and cash flows for the six months ended September 30, 2004 and 2005 of Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America.

(1)	Application of New Accounting Standards

Accounting for Conditional Asset Retirement Obligations

Effective April 1, 2005, NTT Group adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The adoption of FIN 47 did not have an impact on the results of operations or the financial position of NTT Group.

(2) Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of NTT, those of its majority-owned subsidiaries, and variable interest entities (“VIEs”) that have been consolidated in accordance with the FASB revised Interpretation No. 46 (“FIN 46R”), “Consolidation of Variable Interest Entities.” All significant intercompany transactions and accounts are eliminated in consolidation.

The half-year periods of certain foreign subsidiaries end on June 30 and any significant subsequent transactions for the period from July 1 to September 30 are reflected in the results of operations of NTT Group.

Investments in affiliated companies where NTT Group owns an aggregate of 20 to 50 percent, and/or if NTT exercises significant influence over the affiliated companies, are stated at cost plus equity in undistributed earnings. Investments with less than 20% ownership interest in various private companies whereby NTT does not have significant influence are recorded using the cost method of accounting.

Under Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” NTT evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, NTT utilizes various information, as available, including cash flow projections, independent valuations and, if applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established.

When subsidiaries or affiliated companies issue shares to third parties at amounts in excess of or less than NTT’s average carrying value or similar transactions which result in a change in interest, the resulting change in interest is recorded in equity.

Use of estimates -

The preparation of NTT’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition -

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services and IP/packet communications services, monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. In November 2003, NTT Group introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. NTT Group also introduced a new arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discounted billing arrangement for families with two to ten subscriptions. With the introduction of these new billing arrangements, NTT Group has deferred revenues based on the portion of unused allowances that are estimated to be utilized prior to expiration. As NTT Group does not have sufficient empirical evidence to reasonably estimate such amounts, NTT Group currently deducts and defers all amounts allocated to unused allowances from revenues. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized, or as allowance expire.

Within revenues from mobile voice related services, non-recurring upfront fees, such as activation fees, are deferred and recognized as revenues over the estimated average period of the customers for each service. The related direct costs are also deferred only to the extent of the related upfront fee amount and are amortized over the same periods.

Sales of telecommunications equipment less certain amounts of agency commissions are recognized as income upon delivery of the equipment primarily to agent resellers in accordance with Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” which NTT Group adopted effective April 1, 2002. The transactions are considered to have occurred when the agent resellers have taken the title to the product, and the risk and rewards of ownership have been substantially transferred.

Revenues from system integration are recognized upon completion of each project. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably quantifiable.

Cash, cash equivalents and short-term investments -

Cash in excess of daily requirements is invested in time deposits, marketable bonds of the Japanese Government, commercial paper and certificates of deposit purchased under agreements to resell. Those with original maturities of three months or less are classified as “Cash and cash equivalents” in the consolidated balance sheets. Those with original maturities of longer than three months and remaining maturities of 12 months or less at the end of the period are classified as “Short-term investments” in the consolidated balance sheets.

Foreign currency translation -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate current rates at the end of the period, and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income (loss).

Foreign currency receivables and payables are translated at appropriate current rates at the end of the period and the resulting translation gains or losses are taken into income currently.

NTT Group transacts limited business in foreign currencies. The effect of exchange rate fluctuations from the initial transaction date to the settlement date is recorded as “Other, net” in the consolidated statements of income.

Marketable securities -

Unrealized gains and losses on equity securities designated as available-for-sale, whose fair values are readily determinable, are reported as a component of accumulated other comprehensive income (loss), net of taxes. Equity securities, whose fair values are not readily determinable, are carried at cost. NTT Group periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates there is an impairment that is other than temporary, the security is written down to its estimated fair value. Debt securities designated as held-to-maturity are carried at amortized cost and are reduced to net realizable value for declines in market value unless such declines are deemed to be temporary. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories -

Inventories consist of telecommunication equipment to be sold, projects in progress and materials and supplies. Telecommunication equipment to be sold and materials are stated at cost, not in excess of market value with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value. Supplies are valued at cost, not in excess of market value with cost being determined by the average cost method or by the specific identification method.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation is computed principally using a declining-balance method at rates based on estimated useful lives of the assets with the exception of buildings for which the straight-line method is generally used. With minor exceptions, the estimated useful lives of depreciable properties are as follows:

Digital switch equipment	6 years
Cables	10 to 13 years
Tubes and tunnels	27 years
Reinforced concrete buildings	38 to 50 years
Machinery, vessels and tools	2 to 20 years

Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Capitalized interest -

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets.

Accounting for impairment of long-lived assets -

Long-lived assets, including property, plant and equipment, software and certain other intangible asset with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Goodwill and other intangible assets -

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. NTT Group applies the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” under which goodwill is not amortized, but tested for impairment on an annual basis and when indicators of impairment are present.

Other intangible assets primarily consist of computer software and the right to use utility facilities. NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with AICPA Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of generally five years.

Income taxes -

Income taxes are computed based on “Income (loss) before income taxes” included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

NTT Group applies the accounting procedures and presentation used in the consolidated tax return system. Under the consolidated tax return system, the amount of corporate income tax and adjusted amounts related to corporate income and other similar tax is calculated by totaling the taxable income of NTT and its wholly-owned subsidiaries. In addition, the realizable amount of deferred tax assets relating to corporate income tax will be assessed on the basis of the future taxable income estimates of NTT and its wholly owned subsidiaries. As of September 30, 2005, NTT had 134 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

Derivative financial instruments -

NTT Group uses several types of derivative financial instruments to manage foreign currency exchange rate and interest rate risks. NTT Group does not use derivative instruments for trading or speculative purposes.

In accordance with Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” all derivatives are recognized as either assets or liabilities in the balance sheet at fair value and are reported in “Prepaid expenses and other current assets,” “Other assets,” “Current liabilities - Other” and “Long-term liabilities - Other” in the consolidated balance sheets. Classification of each derivative as current or non-current is based upon whether the maturity of each instrument is less than or greater than 12 months. Changes in fair value of derivative financial instruments are either recognized in income or shareholders’ equity (as a component of accumulated other comprehensive income (loss)), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

The fair values of forward exchange contracts, interest rate swap agreements, and currency swap agreements are estimated based on the amounts NTT Group would receive or pay to terminate the contracts at each year end with discounted amounts of net future cash flows.

For derivatives classified as fair value hedges, changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

For derivatives classified as cash flow hedges, changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income (loss) and reclassified into earnings when the hedged transaction affects earnings.

From time to time, however, NTT Group may enter into derivatives that economically hedge certain of its risks, even though hedge accounting does not apply under SFAS 133. In these cases, changes in the fair values of these derivatives are recognized in current period earnings.

NTT Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to (1) specific assets or liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. NTT Group also assesses (both at the hedge’s inception and on an ongoing basis at least quarterly) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not highly effective as a hedge, NTT Group discontinues hedge accounting. The amounts representing hedges’ ineffectiveness and the component of derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported as “Other, net” in the consolidated statements of income.

Cash flows from financial instruments accounted for as hedges are classified in the consolidated statements of cash flows under the same category as the items being hedged.

Net income per share –

Basic net income per share is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities, there is no difference between basic net income per share and diluted net income per share.

Distribution of common stock -

On occasion, NTT may make a free distribution of common stock, which is accounted for by a transfer from additional paid-in capital to the common stock account.

Comprehensive income -

Comprehensive income is defined in Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” as a total change in shareholders’ equity, excluding capital transactions. NTT Group’s comprehensive income comprises net income plus other comprehensive income (loss) representing changes in foreign currency translation adjustments, unrealized gains/losses on securities, minimum pension liability adjustments and unrealized gains/losses on derivative instruments.

Variable Interest Entities (VIEs) -

In accordance with FIN 46R, VIEs with assets totaling approximately ¥23 billion and ¥23 billion ($204 million) as of March 31 and September 30, 2005, respectively, which were established to develop real estate for rental, and VIEs with assets totaling approximately ¥55 billion and ¥53 billion ($469 million) as of March 31 and September 30, 2005, respectively, which were established to lease software, for the purpose of securitization of mainly real estate and software, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

In addition to the above, a VIE with assets totaling approximately ¥74 billion and ¥84 billion ($743 million) as of March 31 and September 30, 2005, respectively, which was established for the purpose of carrying out a project to develop real estate for rental, has been recognized as a VIE in which NTT Group holds significant variable interest, and NTT Group annually evaluates its preferential interest of ¥14.7 billion and ¥14.7 billion ($130 million) as of March 31 and September 30, 2005, respectively, which is accounted for using the equity method. NTT Group is jointly responsible with the other investor for the VIE’s financing activities and estimates that its maximum exposure to loss over the amount of the preferential interest is approximately ¥30 billion and ¥35 billion ($310 million) as of March 31 and September 30, 2005, respectively.

Accounting for Asset Retirement Obligations

NTT Group adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as liabilities, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing liabilities for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived assets.

NTT Group’s asset retirement obligations subject to SFAS 143 primarily relate to obligations to restore leased land and buildings for NTT Group’s telecommunications equipment to their original condition. NTT estimates the fair value of these liabilities and concludes its amount is immaterial.

Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

NTT Group adopted Emerging Issues Task Force Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets. Prior to the actual transfer of the substitutional portion of the benefit obligations and related plan assets, no accounting should be affected. Additionally, EITF 03-02 requires that the resultant gain from the government subsidy which is the difference between the substitutional portion of the obligations settled, assuming a market discount rate, and the government-calculated amount which determines the plan assets required to be transferred, would be recognized as a gain at settlement.

In June 2003, pursuant to the Law Concerning Defined-Benefit Corporate Pension Plans, NTT Kosei-Nenkin-Kikin (NTT Employees Pension Fund) applied to the Japanese Government for permission to be relieved of the future obligation to disburse the benefits covering the substitutional portion, and in September 2003, the approval was granted. However, in accordance with EITF 03-02, no accounting should occur until the completion of the entire transfer.

It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

Recent pronouncements -

In November 2004, FASB issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs—an amendment of ARB No. 43, Chapter 4.” SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB No. 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, which, for NTT Group, is effective for the year beginning April 1, 2006. The adoption of SFAS 151 will not have an impact on the results of operations and financial position of NTT Group.

In December 2004, the FASB revised Statement of Financial Accounting Standards No. 123 (“SFAS 123R”), “Share-Based Payment,” which eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method. SFAS 123R is effective during fiscal years beginning after June 15, 2005, which, for NTT Group, is the year beginning April 1, 2006. NTT is currently evaluating the impact of adopting SFAS 123R.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 152 (“SFAS 152”), “Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67.” The statement amends Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions provided in SOP 04-2, “Accounting for Real Estate Time-Sharing Transactions.” This statement also amends Statement of Financial Accounting Standards No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS 152 is effective during fiscal years beginning after June 15, 2005, which, for NTT Group, is the year beginning April 1, 2006. The adoption of SFAS 152 will not have an impact on the results of operations and financial position of NTT Group.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, (“SFAS 153”), “Exchanges of Non-Monetary Assets - an amendment of APB Opinion No. 29.” The amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in SFAS 153 are effective for non-monetary asset exchanges occurring during fiscal periods beginning after June 15, 2005, which, for NTT Group, is the year beginning April 1, 2006. NTT estimates the adoption of SFAS 153 will not have a material impact on its results of operations or financial position.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS 154”) “Accounting Changes and Error Corrections - a replacement of APB Opinion No.20 and FASB Statement No.3.” SFAS 154 replaces APB Opinion No. 20 (“APB 20”), “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, which, for NTT Group, is effective for the year beginning April 1, 2006. The impact of SFAS 154 will depend on the change, if any, in a future period.

Reclassifications -

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the six months ended September 30, 2005. “Fixed voice transmission services,” “Mobile voice transmission services,” “Data transmission services” and “Leased circuit,” previously represented on the consolidated income statements, are reclassified and represented as “Fixed voice related services,” “Mobile voice related services” and “IP/packet communications services.”

2. U.S. dollar amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥113 = US $1, the approximate current rate at September 30, 2005, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

3. Impairment of long-lived assets:

Impairment of PHS business assets -

As a result of its revised business outlook, NTT Group evaluated the recoverability of its long-lived assets, including property, plant and equipment and rights to use telecommunications facilities of wireline carriers, of its PHS business in accordance with SFAS 144 for the year ended March 31, 2005. To estimate the fair value of the long-lived assets related to PHS business, NTT Group used future undiscounted cash flows expected to be generated by the long-lived assets because of the absence of an observable market price. Because NTT Group estimated that future cash flows from the PHS business would be negative, NTT Group wrote-down the entire carrying value of its long-lived assets related to the PHS business, resulting in a non-cash impairment loss of ¥44,310 million for the year ended March 31, 2005. NTT Group also wrote-down the entire carrying value of long-lived assets related to the PHS business which NTT Group acquired during the six months ended September 30, 2005. Therefore, NTT Group recognized an impairment loss of long-lived assets of ¥432 million ($4 million) for the six months ended September 30, 2005. The impairment loss is recorded in “Impairment loss” in the consolidated statements of income.

4. Investments in affiliated companies:

On May 27, 2004, NTT DoCoMo, Inc. (“NTT DoCoMo”) agreed to sell its entire shareholding in Hutchison 3G UK Holdings Limited (“H3G UK”) to Hutchison Whampoa Limited (“HWL”) for a total consideration of £120 million in a Sale and Purchase Agreement signed between NTT DoCoMo and HWL. Under the terms of the agreement, NTT DoCoMo were to receive payment in three installments, the final installment of which was expected to be made in December 2006, either in cash or in shares of Hutchison Telecommunications International Limited (“HTIL”), a subsidiary company of HWL that is being listed on the Stock Exchange of Hong Kong since October 15, 2004. NTT DoCoMo’s right to receive £120 million as of the time of completion of the transaction in February 2007 is secured by the Sale and Purchase Agreement. As a result of the agreement, NTT DoCoMo waived certain of its minority shareholder’s rights, including voting right and supervisory board representation. As NTT DoCoMo no longer had the ability to exercise significant influence over H3G UK, NTT ceased to account for its investment in H3G UK using the equity method.

During the year ended March 31, 2005, NTT DoCoMo received 187,966,653 shares of HTIL (equivalent to £80 million) as the first installment payment by HWL, which was reported as marketable securities and other investments, with a corresponding amount recorded as other long-term liabilities until such time that the transfer of H3G UK shares is completed.

On May 9, 2005, NTT DoCoMo received a notice from HWL that HWL intends to exercise its right to accelerate completion of the payment on June 23, 2005. As a result of the transaction, NTT recorded a gain on sale of affiliate shares of ¥61,962 million ($548 million) for the six months ended September 30, 2005.

NTT DoCoMo entered into an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that NTT DoCoMo and these companies would jointly promote the new credit transaction services which use the phones compatible with “Osaifu-Keitai*” service and NTT DoCoMo would form a capital alliance with Sumitomo Mitsui Card. Based on the agreement, on July 11, 2005, NTT DoCoMo acquired 34% of Sumitomo Mitsui Card’s common shares for ¥98,000 million ($867 million), including new shares issued by Sumitomo Mitsui Card. Upon the completion of this transaction, NTT has accounted for its investment in Sumitomo Mitsui Card using the equity method.

* “Osaifu-Keitai” refers to mobile phones equipped with a contactless IC chip, as well as the useful function and services enabled by the IC chip. With this function, a mobile phone can be utilized as electronic wallet, a credit card, an electronic ticket, a membership card, an airline ticket, and more.

NTT Group reviewed the business outlook of their affiliates in order to determine if any decline in investment values was other than temporary. As a result of such evaluations, NTT determined that decline in the value of investment in JSAT Corporation, a satellite operator, was other than temporary and recorded impairment charges of ¥19,379 million ($171 million) for the six months ended September 30, 2005. The impairment charges are included with equity in earnings (losses) of affiliated companies in the accompanying consolidated statements of income.

5. Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31 and September 30, 2005, are as follows:

	Millions of yen
	March 31, 2005
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥70,352	¥126,641	¥534	¥196,459
Debt securities	151,271	58	16	151,313
Held-to-maturity:
Debt securities	16,271	61	0	16,332

Total	¥237,894	¥126,760	¥550	¥364,104

	Millions of yen
	September 30, 2005
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥57,569	¥175,464	¥135	¥232,898
Debt securities	152,272	2	135	152,139
Held-to-maturity:
Debt securities	6,789	23	—	6,812

Total	¥216,630	¥175,489	¥270	¥391,849

	Millions of U.S. dollars
	September 30, 2005
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	$509	$1,553	$1	$2,061
Debt securities	1,348	0	1	1,347
Held-to-maturity:
Debt securities	60	0	—	60

Total	$1,917	$1,553	$2	$3,468

In the ordinary course of business, NTT maintains long-term investment securities, which are included in “Marketable securities and other investments.” The total carrying amounts of the investment securities accounted for under the cost method were ¥74,116 million and ¥74,444 million ($659 million) at March 31 and September 30, 2005, respectively.

Proceeds, gross realized gains and losses from sales of available-for-sale securities for the six months ended September 30, 2004 and 2005 are as follows:

	Millions of yen	Millions of Yen	Millions of U.S. dollars
	September 30, 2004	September 30, 2005	September 30, 2005
Proceeds	¥27,991	¥6,396	$57
Gross realized gain	¥431	¥4,541	$40
Gross realized loss	¥1,124	¥190	$2

Maturities of debt securities classified as held-to-maturity at March 31 and September 30, 2005 are as follows:

	Millions of Yen		Millions of yen		Millions of U.S. dollars
	March 31, 2005		September 30, 2005		September 30, 2005
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
Due within 1 year	¥11,207	¥11,253	¥5,000	¥5,009	$44	$44
Due after 1 year through 5 years	1,064	1,075	1,289	1,302	12	12
Due after 5 years through 10 years	4,000	4,004	500	501	4	4
Due after 10 years	—	—	—	—	—	—

Total	¥16,271	¥16,332	¥6,789	¥6,812	$60	$60

6. Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Business segments -

Sales and operating revenue:

	Millions of yen	Millions of yen	Millions of U.S. dollars
For the six months ended September 30	2004	2005
Regional communications business -
Customers	¥1,921,823	¥1,869,794	$16,547
Intersegment	314,206	318,315	2,817

Total	2,236,029	2,188,109	19,364
Long distance and international communications business -
Customers	506,653	529,901	4,689
Intersegment	57,652	52,517	465

Total	564,305	582,418	5,154
Mobile communications business -
Customers	2,440,267	2,347,905	20,778
Intersegment	11,686	25,550	226

Total	2,451,953	2,373,455	21,004
Data communications business -
Customers	328,237	329,546	2,916
Intersegment	43,068	49,507	438

Total	371,305	379,053	3,354
Other -
Customers	124,639	154,337	1,366
Intersegment	440,679	444,713	3,935

Total	565,318	599,050	5,301
Elimination	(867,291)	(890,602)	(7,881)

Consolidated total	¥5,321,619	¥5,231,483	$46,296

Segment profit or loss:

	Millions of yen	Millions of yen	Millions of U.S. dollars
For the six months ended September 30	2004	2005
Operating income (loss):
Regional communications business	¥140,942	¥118,854	$1,052
Long distance and international communications business	41,128	33,532	297
Mobile communications business	545,432	558,368	4,941
Data communications business	16,094	12,695	112
Other	35,299	32,891	291

Total	778,895	756,340	6,693
Elimination	8,932	7,043	62

Consolidated operating income	¥787,827	¥763,383	$6,755

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international customers.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the six months ended September 30, 2004 and 2005.

7. Leases:

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31 and September 30, 2005 are as follows:

	Millions of yen	Millions of yen	Millions of U.S. dollars
	March 31, 2005	September 30, 2005	September 30, 2005
Within 1 year	¥3,818	¥3,801	$34
After 1 year	¥30,301	¥29,392	$260

Total	¥34,119	¥33,193	$294

8. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the six months ended September 30, 2004 and 2005 were ¥144,521 million and ¥140,023 million ($1,239 million), respectively.

9. Subsidiary stock transactions:

In May 2004, NTT DoCoMo repurchased 43,000 shares of its common stock for ¥8,447 million. As a result, NTT’s interest in NTT DoCoMo increased from 63.6% to 63.7% and the resulting increase in interest amounting to ¥3,289 million was recorded as goodwill on the balance sheet as of March 31, 2005.

In August 2004, NTT DoCoMo repurchased 1,815,526 shares for ¥332,241 million and NTT sold 1,748,000 shares to NTT DoCoMo at that time. As a result, NTT’s interest in NTT DoCoMo decreased from 63.7% to 62.4%. The resulting decrease in interest amounting to ¥59,295 million was recorded as additional paid-in capital on the balance sheet as of March 31, 2005.

From November 2004 to March 2005, NTT DoCoMo repurchased a total of 465,627 shares for ¥84,558 million. As a result, NTT’s interest in NTT DoCoMo increased from 62.4% to 63.0%. The increase in interest is resulted in goodwill amounting to ¥29,368 million on the balance sheet as of March 31, 2005.

From May to July 2005, NTT DoCoMo repurchased 102,383 shares for ¥16,916 million ($150 million). As a result, NTT’s interest in NTT DoCoMo increased from 63.0% to 63.2%. The resulting increase in interest amounting to ¥5,213 million ($46 million) was recorded as goodwill on the balance sheet as of September 30, 2005.

In August 2005, NTT DoCoMo repurchased 1,561,220 shares for ¥259,163 million ($2,293 million) and NTT Group sold 1,528,658 shares to NTT DoCoMo at that time. As a result, NTT’s interest in NTT DoCoMo decreased from 63.2% to 62.0%. The resulting decrease in interest amounting to ¥41,272 million ($365 million) was recorded as additional paid-in capital on the balance sheet as of September 30, 2005.

In December 2005, subsequent to the six months ended September 30, 2005, NTT DoCoMo repurchased 43,244 shares for ¥80,000 million ($71 million) in the stock market and NTT sold no shares to NTT DoCoMo at that time. As a result, NTT’s interest in NTT DoCoMo increased to 62.0%. The resulting increase in interest will be recorded as goodwill on the balance sheet as of March 31, 2006.

NTT URBAN DEVELOPMENT CORPORATION (“NTT UD”), a consolidated subsidiary of NTT, made a public offering in conjunction with its Tokyo Stock Exchange listing on November 4, 2004. In connection with the offering, NTT sold 83,277 shares (including 17,277 over-allotment shares) of NTT UD for proceeds of ¥35,676 million, and a gain of ¥26,984 million from the share sale was recognized as other income. Concurrently, NTT UD issued 132,000 new shares and received total proceeds of ¥56,549 million. The resulting decrease in interest amounting to ¥17,022 million was recorded as additional paid-in capital on the balance sheet as of March 31, 2005. As a result of these transactions, NTT’s interest in NTT UD decreased from 100% to 67.3%.

10. Financial instruments:

Derivative instruments, hedging activities -

In the normal course of business, NTT Group has certain financial instruments including long-term debt and other financial assets and liabilities incurred. Such financial instruments are exposed to the market risk of interest rate changes and foreign currency fluctuations. In applying a consistent risk management strategy for the purpose of reducing such risk, NTT Group uses derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts. NTT Group does not use derivative financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk Management -

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

Interest Rate Risk Management -

NTT Group’s exposure to market risk for changes in interest rates relates principally to its debt obligations. NTT Group has long-term debt primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert floating rate underlying debt or assets into fixed rate debt or assets, or vice versa. Interest rate option contracts are entered into from time to time to hedge the risk of a rise in the interest rate of underlying debt. These instruments are executed with creditworthy financial institutions.

Fair Value Hedge -

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay floating receive fixed rate swaps, to protect the fair value of certain debts in asset liability management. Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized in income currently. The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the periods presented. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge -

The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group’s strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. This ensures that NTT Group is not exposed to fluctuations of foreign exchange rates. Also, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay fixed receive floating rate swaps. This ensures that NTT Group is not exposed to fluctuations of interest rates. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as cash flow hedges are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows of the hedged transaction. For the periods presented, these cash flow hedges were effective and the amount that representing hedges’ ineffectiveness was not material. In addition, there were no material amounts excluded from the assessment of hedge effectiveness of cash flow hedges.

Fair value of financial instruments -

The table below shows the notional principal amounts, carrying amounts and fair values of NTT Group’s derivative financial instruments at March 31 and September 30, 2005:

	Millions of yen March 31, 2005
	Notional principal amounts	Carrying amounts	Fair value
Forward exchange contracts	¥10,827	¥(208)	¥(208)
Interest rate swap and currency swap agreements	678,388	(5,272)	(5,272)

Total	¥689,215	¥(5,480)	¥(5,480)

	Millions of yen September 30, 2005
	Notional Principal amounts	Carrying amounts	Fair value
Forward exchange contracts	¥11,043	¥(253)	¥(253)
Interest rate swap and currency swap agreements	714,946	(7,963)	(7,963)

Total	¥725,989	¥(8,216)	¥(8,216)

	Millions of U.S. dollars September 30, 2005
	Notional principal amounts	Carrying amounts	Fair value
Forward exchange contracts	$98	$(2)	$(2)
Interest rate swap and currency swap agreements	6,327	(71)	(71)

Total	$6,425	$(73)	$(73)

Concentrations of credit risk -

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at September 30, 2005.

11. Contingent liabilities:

Contingent liabilities at September 30, 2005 for loans guaranteed amounted to ¥23,473 million ($208 million). The principal component of this total was a ¥17,274 million ($153 million) guarantee for borrowings by Cosmos Post and Telecommunications International Leasing Co., Ltd, an affiliate.

At September 30, 2005, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

12. Pledged assets:

As of March 31 and September 30, 2005, in compliance with the provisions of Article 9 of the Law Concerning the Nippon Telegraph and Telephone Corporation, Etc., total assets are pledged as general collateral for corporate bonds. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision of the Nippon Telegraph and Telephone Corporation Law (Law No. 98 of 1997), NTT, jointly and severally with NTT East, NTT West, and NTT Communications, has assumed the obligations of corporate bonds issued up to and including June 30, 1999, and the aggregate total of the assets of the four companies have been pledged as general collateral for these bonds.

13. Subsequent events:

On October 24, 2005, NTT DoCoMo dissolved its capital alliance with KPN Mobile N.V. (“KPNM”). The i-mode license agreement between NTT DoCoMo and KPNM will be maintained.

Under the agreement, NTT DoCoMo transferred all of its 2.16% holding of KPNM shares to Koninklijke KPN N.V. (“KPN”), the parent company of KPNM. KPN agreed to cooperate with NTT DoCoMo in the smooth operation of the global i-mode alliance, through the use of KPN’s i-mode-related patents and know how, for example, and has paid cash of $5 million (¥692 million) to NTT DoCoMo.

As a result of this transaction, NTT expects to record a gain on a sale of investment securities of ¥40,030 million ($354 million), including a foreign currency translation adjustment, as an other income for the year ending March 31, 2006. NTT also expects to account for the balance between the fair value of the transferred shares and the amount of cash received, ¥14,062 million ($124 million), which NTT regards as the consideration for the benefit of this agreement, as an operating expense.

On September 29, 2005, the board of directors resolved that NTT may raise up to ¥150 billion ($1,327 million) by issuing bonds or incurring long-term borrowings during the period from October 1 to December 31, 2005. Based on this resolution, NTT issued bonds as follows:

Series 50 Nippon Telegraph and Telephone straight bonds

Date of issue	December 2, 2005
Issue amount	¥70 billion ($619 million)
Issue price	99.95%
Interest rate	1.58%
Date of maturity	September 18, 2015
Use of proceeds	Capital investments